UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number: 001-39766

ORLA MINING LTD.

(Translation of registrant's name into English)

1010-1075 West Georgia Street

Vancouver, BC

V6E 3C9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐   Form 40-F    ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORLA MINING LTD..

Date: November 18, 2024	/s/ Etienne Morin
Name: Etienne Morin Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated November 18, 2024